

Mail Stop 3030

April 5, 2018

Via E-mail
Timothy Young
Chief Executive Officer
HyperSolar, Inc.
510 Castillo Street, Suite 320
Santa Barbara, CA 93101

   Re: **HyperSolar, Inc.**
       Form 10-K for the Fiscal Year Ended June 30, 2017
       Response Dated March 16, 2018
       File No. 000-54437

Dear Mr. Young:

   We have reviewed your March 16, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2018 letter.

General

1. Please expand your response to prior comment 1 to provide us your analysis of the materiality of the information in the notes that you have not filed. Address in your analysis the beneficial ownership limitation, the identity of the note holder, and any other relevant information.

       You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Marcelle Balcombe
       Sichenzia Ross Ference Kesner LLP